Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference therein of our reports (a) dated March 3, 2006, with respect to the consolidated financial statements of AmSouth Bancorporation and subsidiaries, AmSouth Bancorporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of AmSouth Bancorporation, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2005, and (b) dated June 17, 2005, with respect to the financial statements and schedules of AmSouth Bancorporation’s Thrift Plan included in the Plan’s Annual Report (Form 11-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Birmingham, Alabama

April 4, 2006